                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
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                 (Translation of Registrant's name into English)


          #302, 1132 HAMILTON STREET, VANCOUVER, B.C., CANADA, V6B 2S2
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                 PEACE ARCH LOGO

                    BIG SOUND RECEIVES 2ND SEASON ORDER FROM
                                GLOBAL TELEVISION

VANCOUVER, British Columbia (March 21, 2001) - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") is pleased to announce that its half-hour comedy series, BIG SOUND, has been renewed by Global Television for a 18 episode second season. The series began airing on Global Television, a CanWest Company, across Canada in December 2000.

"We are thrilled with the support that Global provided during the first season of BIG SOUND and the network's confidence in our creative team, as evidenced by its commitment to a second season," stated TIM GAMBLE, PRESIDENT OF PEACE ARCH ENTERTAINMENT.

"Global Television's support of the show has been tremendous," commented EXECUTIVE PRODUCER, MICHELE WHITE. "Viewers are responding favorably to the unique style and tone of the show. This is exciting television to be making. I hope we will be bringing BIG SOUND to television audiences for many seasons to come."

BIG SOUND STARS GREG EVIGAN (MY TWO DADS, B.J. AND THE BEAR, MELROSE PLACE) as music manager "Bill Sutton." As a top-of-his-game, successful and charismatic music manager, Bill struggles to do the seemingly impossible - remain a sane man in a crazy business. Throughout the series, "Bill" negotiates the treacherous waters of the youth obsessed music industry, complete with out-of-control clients, and ambitious young managers nipping at his heels. Rounding out the cast are DEANNA MILLIGAN (MILLENNIUM, Cannes Short Film Award winner for SHOES
OFF), COLIN CUNNINGHAM (BEGGARS AND CHOOSERS, ZACHARIA FARTED), ENUKA OKUMA (REINDEER GAMES, DOUBLE JEOPARDY) and PHIL HAYES (THE NEW ADDAMS FAMILY, HONEY I SHRUNK THE KIDS).

Guests in the first season included JANN ARDEN, SCOTT STAPP (CREED), MATTHEW GOOD, CHANTAL KREVIAZUK, RANDY BACHMAN, STEWART COPELAND, THOMAS DOLBY, MELISSA ETHERIDGE, M.C. HAMMER, JOHN HAMPSON (NINE DAYS), BIF NAKED and STEVEN SCHIRRIPA of THE SOPRANOS.

Legendary comedian, director, writer and producer DAVID STEINBERG developed the series with MICHELE WHITE. In addition to directing many episodes, Steinberg also appears regularly as "Gabe Moss," the enigmatic owner of "Big Sound." White and Steinberg are executive producers of the series, as are Peace Arch President, TIM GAMBLE, and S.L. Feldman & Associates CEO, SAM FELDMAN.

PEACE ARCH ENTERTAINMENT AND STUDIO EIGHT PRODUCTIONS ARE PRODUCING THE SERIES IN ASSOCIATION WITH BIG PICTURES LTD., a division of S. L. Feldman & Associates, that was established for the purpose of developing and producing film and television music.

STUDIO EIGHT PRODUCTIONS is an international development and production company based in London, England that specializes in co-productions. Studio Eight Managing Director, Jamie Brown, has been executive producer, producer and/or writer on many series and features including OUT OF CONTROL, TO WALK WITH LIONS, THE BRYLCREEM BOYS, THE INTRUDER and, most recently, KEVIN OF THE NORTH.

CANWEST GLOBAL COMMUNICATIONS CORP. (NYSE: CWG; TSE: CGS.S AND CGS.A; WWW.CANWESTGLOBAL.COM) is an international media company. CanWest, now Canada's largest publisher of daily newspapers owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division and interactive media division operate in several countries throughout the world.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. Peace Arch has just wrapped production on the first season of its half hour comedy series BIG SOUND; the third season of its

66 episode international sci-fi hit series FIRST WAVE; and the first season of its 22 episode action/sci-fi series THE IMMORTAL. As well, the company recently acquired the distribution rights to the feature films NOW & FOREVER and THE IMPOSSIBLE ELEPHANT; and has production and distribution arrangements with PAX TV and Hallmark Entertainment for three all new CHRISTY MOVIES, which also just completed production. The Company is currently in production on its new 13 episode documentary television series, ANIMAL MIRACLES WITH ALAN THICKE. Peace Arch Entertainment is a fully integrated media company that, in addition to producing proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming. THE COMPANY IS HEADQUARTERED IN VANCOUVER, BRITISH COLUMBIA, AND ITS STOCK TRADES ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B".

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT", OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

Additional information on PEACE ARCH ENTERTAINMENT can be accessed on the Internet at:
                                www.peacearch.net

                   FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                  Tina Baird, Media Relations at (604) 985-8991
                           Email: tinabaird@telus.net
                                       or
                           RJ FALKNER & COMPANY, INC.
                  Investor Relations Counsel at (800) 377-9893
                            Email: info@rjfalkner.com
                                       or
                                GLOBAL TELEVISION
                                 David Hamilton
                                 (416) 446-5338
                              DHAMILTON@GLOBALTV.CA

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PEACE ARCH ENTERTAINMENT GROUP INC.
                                            -----------------------------------
                                                        (Registrant)

Date  MARCH 21, 2001                    By  /s/ JULIET JONES
      -------------------------------       -----------------------------------
                                                        (Signature)*
                                            Juliet Jones, CFO
-------------------------------------
*Print the name and title under the
 signature of the signing officer.

                              GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.